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Exhibit 12.1

Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2012	2011	2010	2009	2008
Income from continuing operations before income taxes and noncontrolling interests	$1,381	$1,384	$1,059	$949	$879
Less: Equity in earnings on less than 50% owned entities	13	7	10	11	5
Add back fixed charges:
Interest on indebtedness	228	245	182	122	126
Interest on uncertain tax positions	5	—	(1)	2	—
Portion of rents representative of interest factor	42	55	48	48	47

Income as adjusted	$1,643	$1,677	$1,278	$1,110	$1,047

Fixed charges:
Interest on indebtedness	$228	$245	$182	$122	$126
Interest on uncertain tax positions	5	—	(1)	2	—
Portion of rents representative of interest factor	42	55	48	48	47

Total fixed charges	$275	$300	$229	$172	$173

Ratio of earnings to fixed charges	6.0	5.6	5.6	6.5	6.1

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  Exhibit 12.1